Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China 510030
Tel. 8613808821282
Fax. 86208333258

February 15, 2012


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn :Maryse Mills-Apenteng
Special Counsel

Re:  Kama Resources Inc.
Amendment No.6 to Registration Statement on Form S-1
Filed January 11, 2012
File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

1. We are setting up an escrow account and have revised the S-1 to reflect this.

2. We have set up a separate section titled "Terms of Sale of Securities" and secondly, we have defined when securities will be considered sold in that section.

3. The third paragraph on the cover page has been revised and clarified to include the risk that investors could lose all of their investment.

4. Our Risk Factors has been updated to include a risk factor regarding the risk that our limited reporting obligation under Section 15(d) poses to investors.

5. Exhibit 5.1 opinion has been revised.


Please fax all comments to 949-272-0088 and to Jill Arlene
Robbins at 305-531-1274.

Sincerely,

-S-

Dayong Sun